ZIRCONIA INC.

(a Delaware corporation)

Financial Statements and Independent Auditor's Report

For the calendar year ending December 31, 2023 and 2022



INDEPENDENT AUDITOR'S REPORT

July 10, 2024

To: Board of Directors, ZIRCONIA INC.

Re: 2023 and 2022 Financial Statement Audit

We have audited the accompanying financial statements of ZIRCONIA INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar years ended December 31, 2023 and 2022, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year ended December 31, 2023 and 2022 in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

 IndigoSpire CPA Group, LLC

IndigoSpire CPA Group, LLC
Aurora, CO

ZIRCONIA INC.
BALANCE SHEETS
As of December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		2023		2022
Current Assets				
Cash and cash equivalents	$	162,805	$	182,522
Accounts receivable		9,170		37,148
Inventory		306,197		276,413
Total current assets		478,172		496,083
Fixed assets, net of accumulated depreciation		2,480		11,415
Intangible assets, net of accumulated amortization and impairment		91,844		100,108
Total Assets	$	572,496	$	607,605
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	62,771	$	24,263
Accrued expenses		127,990		86,262
Convertible debt, current		590,000		0
Total Current Liabilities		780,761		110,525
Loan payable		6,700		6,700
Total Liabilities		787,461		117,225
SHAREHOLDERS' EQUITY / (DEFICIT)				
Common stock, less issuing costs		615,107		615,107
Preferred stock		1,781,259		1,781,259
Retained deficit		(2,611,331)		(1,905,985)
Total Shareholders' Equity / (Deficit)		(214,965)		490,381
Total Liabilities and Shareholders' Equity / (Deficit)	$	572,496	$	607,605

ZIRCONIA INC.
STATEMENT OF OPERATIONS
For the calendar years ended December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Revenues, net	$ 61,363	$ 304,901
Cost of goods sold	14,414	67,928
Gross margin	46,949	236,973
Operating expenses		
Personnel	363,698	340,415
Professional fees	113,002	11,032
Marketing	39,024	109,576
Research and development	65,049	16,752
General and administration	149,818	100,8444
Total operating expenses	730,591	578,619
Net Operating Income (Loss)	(683,642)	(341,646)
Interest (expense)	(5,707)	(4,057)
Depreciation and amortization (expense)	(17,199)	(17,201)
Other income (expense)	1,201	2,402
Tax (provision) benefit	–	–
Net Income (Loss)	$ (705,346)	$ (365,306)


ZIRCONIA INC.
STATEMENT OF SHAREHOLDERS' EQUITY / (DEFICIT)
For the calendar years ended December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements


	Common Stock $	Preferred Stock $	Retained Deficit	Total Shareholders' Equity / (Deficit)
Balance as of January 1, 2022	**$ 615,107**	**$ 1,781,259**	**$ (1,540,679)**	**$ 855,687**
Net (Loss)			(365,306)	(365,306)
Balance as of December 31, 2022	**$ 615,107**	**$ 1,781,259**	**$ (1,905,985)**	**$ 490,381**
Net (Loss)			(705,346)	(705,346)
Balance as of December 31, 2023	**$ 615,107**	**$ 1,781,259**	**$ (2,611,331)**	**$ (214,965)**

ZIRCONIA INC.
STATEMENT OF CASH FLOWS
For the calendar years ended December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Operating Activities		
Net Income (Loss)	$ (705,346)	$ (753,315)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: depreciation and amortization	17,199	17,201
Changes in operating asset and liabilities:		
(Increase) decrease in accounts receivable	27,978	(28,052)
(Increase) decrease in inventory	(29,784)	(30,663)
Increase (decrease) in accounts payable	38,508	23,664
Increase (decrease) in accrued expenses	41,728	44,467
Net cash used in operating activities	(609,717)	(726,698)
Investing Activities		
None	0	0
Net cash used in investing activities	0	0
Financing Activities		
Proceeds from convertible debt	590,000	0
Loans received	0	0
Net change in cash from financing activities	590,000	0
Net change in cash and cash equivalents	$ (19,717)	$ (726,698)
Cash and cash equivalents at beginning of period	182,522	909,220
Cash and cash equivalents at end of period	$ 162,805	$ 182,522

ZIRCONIA INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

ZIRCONIA INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on May 19, 2017, and is a ceramic coating technology company which offers a clean technology solution for concrete and steel surface preservation.

Since inception, the Company has been in a development and early revenue stage and has relied on founders' funds and equity raises to fund its operations. As of December 31, 2023, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. The company initiated a crowd funding campaign. The Company intends to fund its operations with funding from additional fundraising and the receipt of funds from revenue producing activities, if any. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023 and 2022, the Company had $162,805 and $182,522 of cash and cash equivalents, respectively.

Fixed and Long-Lived Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2023 and 2022, the Company had $2,480 and 11,415 of net book value of fixed assets, respectively. Additionally, as of December 31, 2023 and 2022, the Company had $91,844 and $100,108 of intangible long-lived assets, net of accumulated amortization, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax

items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records revenue of its products when sold to the customer.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective

for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a cumulative loss since inception. The Company's has raised sufficient cash to continue with its development operations.

NOTE 4 – DEBT

The Company has debt as of the balance sheet date including $590,000 of convertible debt that will convert to equity upon a liquidity event for the Company.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will soon file its corporate income tax return for the period ended December 31, 2023. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2023 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company may, from time to time, undergo transactions with Company insiders, directors, or management. As of December 31, 2023, there are no material transactions with related parties.

Because these transactions are among related parties of the Company, there can be no guarantee that these transactions are at an arm's length.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunding Offering
The Company anticipates raising additional capital in a securities offering intended to be exempt from registration under Regulation CF. The offering will be conducted through a FINRA registered portal. The service providers will be compensated on conventional and customary terms. The exact details of the offering is still to be determined.

Management's Evaluation
Management has evaluated subsequent events through July 10, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.